

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED





05005504

Our Ref.: HASE/JY/HL/03790

21st December, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement relating to Independent Non-executive Director

We enclose for your information a copy of the Company's announcement on 20th December, 2004 in relation to the supplemental information on the other directorships in listed companies held by Mr. Kwong Che Keung, Gordon, an independent non-executive director of the Company, which has been advertised in newspapers on 21st December, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

1/31

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

ANNOUNCEMENT RELATING TO INDEPENDENT NON-EXECUTIVE DIRECTOR

Clarification of information regarding the other directorships in listed companies held in the past three years by Mr. Kwong, an independent non-executive director of the Company.

The circular issued by Henderson Land Development Company Limited (the "Company") and dated 27th October, 2004 (the "Circular") contained the biographical details of Mr. Kwong Che Keung, Gordon ("Mr. Kwong"), an independent non-executive director of the Company, which provided information regarding the other directorships in listed companies held in the past three years by Mr. Kwong. Such information should include that Mr. Kwong was, in addition, an independent non-executive director of China Power International Development Limited and an independent non-executive director of COSCO International Holdings Limited (having been so re-designated from a non-executive director on 28th September, 2004) as at the date of the Circular and a non-executive director of Soundwill Holdings Limited until 24th January, 2002. All the above companies are listed on The Stock Exchange of Hong Kong Limited.

Apart from the past/present directorships disclosed in the Circular and above, there are no other matters relating to Mr. Kwong's other directorships that need to be brought to the attention of shareholders of the Company.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 20th December, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Alex Wu Shu Chih and Ko Ping Keung.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/JY/HL/03861

19th January, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement:
Independent Non-executive Director,
Member of the Audit Committee and Member of the Remuneration Committee

We enclose for your information a copy of the Company's announcement on 18th January, 2005 in relation to the change of independent non-executive director, member of the Audit Committee and member of the Remuneration Committee of the Company, which has been advertised in newspapers on 19th January, 2005.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 。傳真 Fax: (852) 2908 8838 。網址 Website: www.hld.com



HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

INDEPENDENT NON-EXECUTIVE DIRECTOR MEMBER OF THE AUDIT COMMITTEE AND MEMBER OF THE REMUNERATION COMMITTEE

The Board of the Company is deeply saddened by the passing away of Dr. Wu Shu Chih, Alex, an independent non-executive director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, on 10th January, 2005.

The Board announces the appointment of Mr. Wu King Cheong as an independent non-executive director, a member of the Audit Committee and a member of the Remuneration Committee of the Company with effect from 17th January, 2005.

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") is deeply saddened by the passing away of Dr. Wu Shu Chih, Alex, CBE, LLD, JP, an independent non-executive director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, on 10th January, 2005.

Dr. Wu was appointed to the Board in August, 2004 and had given invaluable advice to the Company. The Board wishes to express its deepest condolences to Dr. Wu's family.

The Board announces that Mr. Wu King Cheong has been appointed as an independent non-executive director, a member of the Audit Committee and a member of the Remuneration Committee of the Company with effect from 17th January, 2005.

Mr. Wu was also appointed as an independent non-executive director of Henderson Investment Limited, a subsidiary of the Company, and of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, associated companies of the Company, with effect from 17th January, 2005. All of the above companies are listed on The Stock Exchange of Hong Kong Limited.

Mr. Wu King Cheong, BBS, JP, aged 53, is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, Member of Lord Wilson Heritage Trust-Board of Trustees, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Honorary Permanent President of the Hong Kong Stockbrokers Association. He is an Executive Director of Lee Cheong Gold Dealers Limited. He is also an Independent Non-Executive Director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on The Stock Exchange of Hong Kong Limited.

Save as disclosed above, Mr. Wu has not held any other directorships in listed public companies in the last three years.

Mr. Wu has no relationship with any directors, senior management, substantial or controlling shareholders of the Company, and does not hold any shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date hereof, Mr. Wu has not entered into any service contract with the Company. Mr. Wu was appointed for a specific term until 31st December, 2007 and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He is entitled to a fixed annual remuneration of HK$300,000 per annum for acting as an independent non-executive director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, which is determined by reference to his duties and responsibilities.

Save as disclosed in this announcement, there are no other matters relating to the appointment of Mr. Wu that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warm welcome to Mr. Wu on his appointment.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 18th January, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.